# Regenerative Farmers Email Campaigns


Sent on 2026-07-16 14:15:09
Overview
A/B split
View email
Subscriber activity
Link activity
Location data
Engagement
Set metrics
Open rate
47.24%
Click rate
2.96%
Click to open rate
6.27%
Clicks
101
Opens
1610
Deliverability
Set metrics
Total sends
3,408
Delivery rate
99.94%
Hard bounce rate
0.06%
Deliveries
3406
Hard bounces
2
Soft bounces
2
Soft bounce rate
0.06%

https://info.regenerativefarmersofamerica.com/preview/1161563/emails/193250151835370660


Sent on 2026-07-07 16:02:20
Overview
A/B split
View email
Subscriber activity
Link activity
Location data
Engagement
Set metrics
Open rate
47.29%
Click rate
1.17%
Click to open rate
2.48%
Clicks
40
Opens
1614
Deliverability
Set metrics
Total sends
3,413
Delivery rate
99.88%
Hard bounce rate
0.12%
Deliveries
3409
Hard bounces
4
Soft bounces
5
Soft bounce rate
0.15%

https://info.regenerativefarmersofamerica.com/preview/1161563/emails/192441537770030221

Sent on 2026-07-03 00:30:19

Overview | A/B split | View email | Subscriber activity | Link activity | Location data

Engagement ▾ — Set metrics

| | | | | | |
|---|---|---|---|---|---|
| Open rate | 24.31% | Click rate | 0.35% | Click to open rate | 1.42% |

| | | | |
|---|---|---|---|
| Clicks | 8 | Opens | 563 |

Deliverability ▾ — Set metrics

| | | | | | |
|---|---|---|---|---|---|
| Total sends | 2,316 | Delivery rate | 99.74% | Hard bounce rate | 0.26% |

| | | | |
|---|---|---|---|
| Deliveries | 2310 | Hard bounces | 6 |
| Soft bounces | 4 | Soft bounce rate | 0.17% |

https://info.regenerativefarmersofamerica.com/preview/1161563/emails/192020495565063884

Sent on 2026-07-01 14:30:15

Overview | A/B split | View email | Subscriber activity | Link activity | Location data

Engagement ▾ — Set metrics

| | | | | | |
|---|---|---|---|---|---|
| Open rate | 46.98% | Click rate | 1.07% | Click to open rate | 2.28% |

| | | | |
|---|---|---|---|
| Clicks | 40 | Opens | 1755 |

Deliverability ▾ — Set metrics

| | | | | | |
|---|---|---|---|---|---|
| Total sends | 3,736 | Delivery rate | 99.89% | Hard bounce rate | 0.11% |

| | | | |
|---|---|---|---|
| Deliveries | 3732 | Hard bounces | 4 |
| Soft bounces | 10 | Soft bounce rate | 0.27% |

https://info.regenerativefarmersofamerica.com/preview/1161563/emails/191892149431699238

# Red Hen Omnisend Emails


Campaigns > WeFunder July 26
WeFunder July 26
View click map
Sent on: Thu, Jul 2, 2026 at 11:11 AM
Sent to: All contacts
Excluded: HC Investors
Campaign ID: 6a456fbe98b028272b0f711f
How did this campaign perform? Start with AI summary.
Get summary
Overview
Ordered products
Link activity
Contact activity
Sales

https://vva.soundestlink.com/ce/v/0/6a467f73348e3293381f3f57


Campaigns > WeFunder Have Not Opened July 26
WeFunder Have Not Opened July 26
View click map
Sent on: Wed, Jul 8, 2026 at 8:00 PM
Sent to: opened wefunder July
Campaign ID: 6a4ee2a278ebd15fe42f45e0
How did this campaign perform? Start with AI summary.
Get summary
Overview
Ordered products
Link activity
Contact activity
Sales
Learn how we calculate sales
Revenue
Placed orders
Revenue per placed order
Revenue per message sent

https://vva.soundestlink.com/ce/v/0/6a4ee3eab475203e33a76d0c


Campaigns > WeFunder Have Opened July 26
WeFunder Have Opened July 26
View click map
Sent on: Thu, Jul 16, 2026 at 2:55 PM
Sent to: opened wefunder July
Excluded: WeFunder Investors as of 7.16
Campaign ID: 6a59071f803e7e103dd59e3c
How did this campaign perform? Start with AI summary.
Get summary
Overview
Ordered products
Link activity
Contact activity
Sales
Learn how we calculate sales
Revenue
Placed orders
Revenue per placed order
Revenue per message sent

https://vva.soundestlink.com/ce/v/0/6a59260b90c08550ff87f616

# Regenerative farmers of america social media posts

All posts are on IG, FB & Tiktok, Linkedin, & Youtube @regenerativefarmersofamerica


regenerativefarmersofamerica
Sleeping Lion • Take A Walk (Instrumental)
regenerativefarmersofamerica We built Red Hen App to make it easier than ever for farms to connect directly with customers.
What we've built proves this works. What happens next depends on whether we can finish what we started and we are so close.
I believe that future of farming is worth building. If you do too. I'd be honored to have you build it with me.
Comment Wefunder for the link
37m
When I started Regenerative Farmers of America, it was because I was tired of watching good farms disappear while people all over the country were asking the same question: "Where can I find local food?
View insights
Boost reel
Liked by chasingnapoleon and 11 others
37 minutes ago
Add a comment...
Post


regenerativefarmersofamerica
regenerativefarmersofamerica What brought you to farming and buying local?
For so many of us, we realized what an impact has on our health and the health of our local communities.
Comment WEFUNDER for the link and supporting the future of small farming
4d
justgoingwiththebres Can someone send the contact information for the creators of this app? I'd like to share user feedback on the experience and what could help make it easier
4d 1 like Reply
View replies (3)
virginiabunetta 🙌🙌🙌🙌
4d 2 likes Reply
kristennordstromauthor We finder
2d Reply
whimsyacres.farm Wefunder! 🙌
4d 2 likes Reply
View replies (1)
Jessikolouri Wefunder
4d 2 likes Reply
View insights
Boost post
Liked by apple_creek_abby and 320 others
4 days ago
IN MY 20S, I GOT SICK. LIKE LIFE CHANGING SICK.
I TRIED SO MANY THINGS BUT CLEAN FOOD WAS ONE OF THE BIGGEST MOVERS OF REGAINING MY HEALTH.
IN THE MIDDLE OF TRYING TO HEAL, I REALIZED HOW CONTAMINATED OUR FOOD SYSTEM WAS.
SO I STARTED FARMING. STARTED BUYING LOCAL. STARTED PAYING ATTENTION IN A WAY I NEVER HAD BEFORE.
BUT FINDING LOCAL, CLEAN FOOD WAS DIFFICULT


The average American farmer is 58 years old.
and the generation behind them can't afford to buy land.
...so who will control our land & food?
regenerativefarmersofamerica
regenerativefarmersofamerica Who is going to grow our food when the current generation retires?
Right now, nearly 4 in 10 farmers are over 65, and soaring costs mean young farmers can't afford to take over. When a farm gets sold, it rarely stays a farm.
To stop this loss, we have to make farming financially viable. Choosing to buy directly from local farms gives growers the financial stability to keep their fields working.
Red Hen is expanding to bridge this gap for more communities. Help us back the future of local agriculture.
Comment WEFUNDER for the link.
1w
buffalogalgrassfedbeauty @uphill_farmers Don't be discouraged! I know that's easier said than done. This is where you get to turn the hard knocks into very sharp and astute business skills. Step up your game with a very clear plan and strong negotiating skills. Land owners should be grateful to find good stewards of their land! We give them our parameters (we get to manage the way we see fit, and they always love what we do -- we leave their place looking like paradise) and we secure at least a 10 year lease. A good lease goes a long way. Keep at it!
1w 4 likes Reply
View replies (2)
buffalogalgrassfedbeauty If you can't afford to buy land to
View insights
Boost post
Liked by wingandaprayerfarm and 4,384 others
July 10
Add a comment...
Post


YOUR CHICKEN HAS A
BARCODE
THEIRS HAS A NAME
GO ASK YOUR GROCERY STORE HOW YOUR CHICKEN WAS RAISED
regenerativefarmersofamerica
Original audio
regenerativefarmersofamerica Most of us have never known how our food was raised. And somewhere along the way we just stopped expecting to.
When I built Red Hen I wanted to change that.
It's an app that connects you straight to the farms near you where the answer to "how was this raised?" is a real person, not a label printed by a marketing team three states away.
450 farms and 8,000 people already on it. We're twenty thousand dollars from closing the round to connect more people and more farms.
Learn more at wefunder.com/redhenapp
Comment WEFUNDER and I'll send you the link directly.
What do you ask the people who raise your food? Drop it below.
#knowyourfarmer #localfood #regenerativeagriculture #foodsovereignty #farmtotable
3w
View insights
Boost reel
Liked by ediblesb and 53 others
June 25
Add a comment
Post


the farms were full the entire time
regenerativefarmersofamerica
Original audio
regenerativefarmersofamerica We were one supply chain failure away from not being able to feed our families. Most of us didn't realize how thin that thread was until the shelves were empty.
Did Covid change how you saw your food system?
The farms were there the whole time. Many people just didn't know where they were.
Red Hen exists to make sure that never happens again — a network of local farms in one place, ready when you need them. Not someday. Right now.
If we want Farms to be there in the future, we have to support them now.
We are growing Red Hen bigger and better, connecting more people and more farms.
Help be part of that change.
Comment WEFUNDER for the link.
Full terms at wefunder.com/redhenapp
#foodsecurity #localfood #knowyourfarmer #foodsovereignty #regenerativeagriculture
3w
trendsbysu 🙌
3w Reply
View insights
Boost reel
Liked by chasingnapoleon and 71 others
June 23


CAN YOU NAME YOUR FARMER?
most people can name their barber or their mechanic
regenerativefarmersofamerica
PINKSHGRFNGR • Sunbeam Voyage
regenerativefarmersofamerica Name one farm near you in the comments. 👇 If you can't that's the whole problem and it's fixable.
When I couldn't find enough local farms in my area, I built Red Hen an app that maps the real farms around you so you can buy direct and know exactly who grew your food. 450 farms and almost 8,000 people are already on it. and we're $20,000 from closing the round to grow it.
Want to help us support Farmers nation-wide?
Learn more at wefunder.com/redhenapp.
Comment WEFUNDER and I'll send you the link.
5w
thebluehornva 👏 👏 👏 love this.
4w Reply
chasingnapoleon Wefunder
5w Reply
View replies (1)
janinebrunettihypnosis Yes 🙌 I can! @wmstrotherfarmnj @beefreefarmorganics @bvorchards @wemrockorchards @limafamilyfarms @beyondorganicgrowers @thismustbethefarm @samahasfarm @twinpondfarmnj @patterson_family_barn
4w 4 likes Reply
View insights
Boost reel
Liked by kisstheground and 108 others
June 10
Add a comment...
Post


This farm fed families for 80 years.
The homes came next.
regenerativefarmersofamerica
regenerativefarmersofamerica Picture the farm on the edge of your town. The one that's always just been there. Eighty years of someone's family growing food on it.
Now picture the sign: "Coming Soon 200 Homes."
It's not rare. The U.S. loses about 2,000 acres of farmland every day, and it never comes back as farmland. (American Farmland Trust)
Here's the chain almost nobody connects: a farm that can't reach enough customers can't make its payments. A farm that can't make payments sells. And the buyer with the deepest pockets is always a developer.
The way you keep a farm a farm is to make the farm on it worth keeping, which means helping it reach the people who want its food. That's the entire job Red Hen does: an app that maps the farms near you and lets you buy direct, so they get found by their own neighbors and keep farming.
450 farms are already on it and we're just $20,000 from funding the next wave.
Comment WEFUNDER to learn more how you can help.
4w
chasingnapoleon 👏 👏 👏
4w Reply
beenjammin121 We need denser housing policy everywhere
4w 1 like Reply
View insights
Boost post
Liked by timbercreekfarmer and 404 others
June 18


RED HEN IS RAISING ON WEFUNDER
WEFUNDER
RED HEN APP
RED HEN APP LLC
A farmer-led marketplace for farms across USA to offer pickup, delivery, or shipping
Filters
Reset
redhenapp and regenerativefarmersofamerica
redhenapp 💗 We are incredibly grateful for the support pouring in through our WeFunder raise the past two months!
These are just a few of the comments that keep us going.
🌱 Every commitment is a vote of confidence in farms, local food, and a better way to eat.
Thank you to everyone helping us build a stronger local food system, one farm and one family at a time.
🐓 Learn more at 👉 wefunder.com/redhenapp
5w
thebluehornva 👏 👏 👏 👏
5w Reply
lymewarriorus 👏 👏 👏 wefunder
5w Reply
Boost post
Liked by brett_burton and 32 others
June 15

# Red Hen Social Media

IG, FB & Tiktok



RED HEN IS RAISING ON WEFUNDER
WEFUNDER
RED HEN APP
RED HEN APP LLC
A farmer-led marketplace for farms across USA to offer pickup, delivery, or shipping
Filters
redhenapp and regenerativefarmersofamerica
redhenapp We are incredibly grateful for the support pouring in through our WeFunder raise the past two months!
These are just a few of the comments that keep us going.
Every commitment is a vote of confidence in farms, local food, and a better way to eat.
Thank you to everyone helping us build a stronger local food system, one farm and one family at a time.
Learn more at wefunder.com/redhenapp
5w
thebluehornva
5w Reply
lymewarriorus wefunder
5w Reply
Boost post
Liked by brett_burton and 32 others
June 15



RED HEN WEFUNDER UPDATES
WEFUNDER
RED HEN APP
RED HEN APP LLC
A farmer-led marketplace for farms across USA to offer pickup, delivery, or shipping
Filters
redhenapp and regenerativefarmersofamerica
redhenapp Thank you for your recent contributions in our WeFunder campaign!!
Comments like these help us realize we're not alone in our fight to make buying directly from farmers accessible, simple and convenient.
Ready to support farmers? Ready to increase access to local food?
Comment below and we'll send you the link
2w
Boost post
Liked by brett_burton and 16 others
July 7
Add a comment...
Post
Messages

# Linkedin Outreach Messages


Messaging
Page inboxes 1
Search messages
Focused
Other
Lori Fields 1:18 PM
You: thank you!
Ammar albittar 10:26 AM
You: Hi Ammar, our round is currently still open and we are...
Aaron Perry Jul 19
You: Sounds great. What would be a good time /day to conne...
Katie Olthoff Jul 18
You: Gotcha, yes! I dont know if we are financially in a position...
Paul Lovejoy Jul 18
You: Awesome. Thank you, I will! We were just featured on...
Bella Hrutfiord Jul 17
Bella: No worries! Feel free to reach out anytime :)
Douglas Fisher Jul 17
You: Hi Douglas, I came across your profile and had to reach...
Jules Norton Jul 17
You: Thanks. We are just a co-founder (2person team) right...
LinkedIn Member Jul 15
You: I would never attempt to educate someone who has no...
Carla Pereira De Morais,... Jul 14


Messaging
Page inboxes 1
Search messages
Focused
Other
Paula Walter Jul 14
You: Hi Paula, I came across your profile and had to reach...
Ricardo Reis Jul 12
You sent an attachment
Russ Stoddard Jul 12
You: Yes absolutely. I thought with your background this...
Victoria Silchenko, PhD Jul 12
You: Hi Victoria, great to connect. Thank you so much...
ZipRecruiter Jul 12
Sponsored Post Jobs for Free, and Find Great Candidates Fast!
Matthew Dillon Jul 10
You: Thank you so much. Ill check it out and connect with...
Sam McDaniel Jul 10
You: Hi Sam, I came across your profile and had to reach out. ...
Noah Munro Jul 9
You: Hi Noah, I came across your profile and had to reach...
Amy Mintner, Jul 9
You: Hi Amy, I came across your work with Florashing and reall...
Leon Holiday Jul 9

Paula Walter
Mobile • 4h ago

Lauren Lovejoy • 8:47 AM

Hi Paula,
I came across your profile and had to reach out. I saw you support Heritage Conservancy — a financial controller who has spent her career keeping organizations fiscally sound and puts her own money into protecting the farmland and open spaces of Bucks and Montgomery County. Someone who understands the value of long-term stewardship in both finance and land is someone we deeply admire.

We thought someone with your passion for protecting what makes this community worth living in would love what Red Hen is building. Our platform connects farms directly to customers — giving every farm a direct line to the customers who want what they grow and keeping more value in communities.

Red Hen App — think Airbnb but for farms to sell their products directly to customers through shipping, pick up, or delivery. We've got 450 farms and 8,000+ customers right now, with 100+ new customers joining every week — free to list for farms of all sizes, free to join for customers.